B. Riley FBR, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

April 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	MTBC, Inc. Registration Statement on Form S-1 (No. 333-237660)

Ladies and Gentlemen:

As the underwriter of the proposed public offering of 11% Series A Cumulative Redeemable Perpetual Preferred Stock of MTBC, Inc. (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. Eastern Time on April 22, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

B. RILEY FBR, INC.

By:	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	Executive Vice President, Head of Capital Markets